May 5, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Ingersoll-Rand Company Limited

Registration Statement on Form S-4, Amendment No. 3

Filed May 2, 2008

File No. 333-149537

Ladies and Gentlemen:

In response to conversations with the Staff, we propose adding the following sentences at the end of the first paragraph of the sections entitled “Summary—Merger Consideration” and “The Merger Agreement —Merger Consideration” on pages 8 and 72, respectively, of the above-referenced Registration Statement of Ingersoll Rand:

In order for Ingersoll Rand to validly issue fully paid Ingersoll Rand Class A common shares in the merger, the Ingersoll Rand board must determine that the value of each share of Trane common stock exchanged in the merger is at least equal to the per share cash consideration and the par value ($1 per share) of the fractional Ingersoll Rand Class A common shares to be exchanged therefor in the merger. The Ingersoll Rand Board has made such determination.

Please call Mario Ponce (212-455-3442) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Mario Ponce

Mario Ponce

cc:	Patricia Nachtigal, Esq.

Ingersoll-Rand Company Limited

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

Eileen T. Nugent, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Joseph McCann

Securities and Exchange Commission

Angela Crane

Securities and Exchange Commission

Kevin Kuhar

Securities and Exchange Commission